FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, C.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of                   September    , 1997
                 -------------------------------  -------------

                 TURBODYNE TECHNOLOGIES INC.
------------------------------------------------------------------
                (Translation of registrant's name into English)

Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
------------------------------------------------------------------
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X      Form 40-F
                             ---------           ---------

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes           No    X
                              ---------    ---------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                               ------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 10, 1997
------------------
Date
                                   /s/ Andrew Lee
                                   -----------------------------
                                   Signature

                                   Andrew O.D. Lee
                                   -----------------------------
                                   Name

                                   Secretary
                                   -----------------------------
                                   Title

     *Print the name and title of the signing officer under his signature

                                    FORM 61

                               QUARTERLY REPORT



INCORPORATED AS PART OF     X    SCHEDULE A
                        ________


ISSUER DETAILS:

NAME OF ISSUER:               TURBODYNE TECHNOLOGIES INC.

ISSUER ADDRESS:               #510 - 1090 West Pender Street
                              Vancouver, B.C.
                              V6E 2N7

CONTACT PERSON:               Leon E. Nowek

CONTACT'S POSITION:           Director/C.F.O.

CONTACT TELEPHONE NUMBER:     682-8854

FOR QUARTER ENDED:            June 30, 1997

DATE OF REPORT:               September 3, 1997


                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B AND C.


LEON E. NOWEK            LEON E. NOWEK                 97/09/03
----------------------------------------------------------------------------
NAME OF DIRECTOR         SIGN (TYPED)             DATE SIGNED (YY/MM/DD)



EUGENE A. HODGSON        EUGENE A. HODGSON             97/09/03
----------------------------------------------------------------------------
NAME OF DIRECTOR         SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

                          TURBODYNE TECHNOLOGIES INC.

                          CONSOLIDATED BALANCE SHEETS
                   (STATED IN THOUSANDS OF CANADIAN DOLLARS)
                     (UNAUDITED - PREPARED BY MANAGEMENT)


                                                     June 30      June 30
                                                       1997         1996
   ------------------------------------------------------------------------
   ASSETS

   Current
   Cash                                              $ 1,060      $ 2,400
   Accounts receivable                                11,787           82
   Advances receivable                                   551           51
   Inventories (Note 3)                                9,368            -
   Prepaid expenses and deposits                       1,298          140
   Deferred tax assets                                   345            -
                                                   ----------------------
                                                      24,409        2,673
   CAPITAL ASSETS                                     18,887        1,412
   PRODUCT DEVELOPMENT COSTS                          13,037        5,528
   GOODWILL                                           20,689            -
   DEFERRED ACQUISITION COSTS                              -          713
   OTHER                                                 227            -
                                                   ----------------------
                                                     $77,249      $10,326
   =======================================================================

   LIABILITIES

   Current
   Accounts payable and accrued liabilities        $ 10,824      $   434
   Notes payable                                        199            6
   Current portion of long term debt                  1,742           34
                                                   ----------------------
                                                     12,765          474
   LONG TERM DEBT                                    13,378          114
   DEFERRED INCOME TAX                                1,470            -
   SHARE SUBSCRIPTIONS RECEIVED                         154            -
                                                   ----------------------
                                                     27,767          588
                                                   ----------------------
   SHAREHOLDERS' EQUITY

   SHARE CAPITAL                                     36,004       13,722
   SPECIAL WARRANTS                                  21,440            -
   DEFICIT                                           (8,148)      (3,984)
   CUMULATIVE TRANSLATION ADJUSTMENT                    186            -
                                                   ----------------------
                                                     49,482        9,738
                                                   ----------------------
                                                   $ 77,249      $10,326
   =======================================================================


                          TURBODYNE TECHNOLOGIES INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
       (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE INFORMATION)
                     (UNAUDITED - PREPARED BY MANAGEMENT)


                                                    6 Months     6 Months
                                                  Ended June   Ended June
                                                    30, 1997     30, 1996
  ------------------------------------------------------------------------
   NET SALES                                       $ 27,668     $       -

   COST OF GOODS SOLD                                21,576             -
                                                   ----------------------
   GROSS PROFIT                                       6,092             -

   OPERATING EXPENSES                                 7,079        1,081
                                                   ----------------------
   OPERATING LOSS                                      (987)      (1,081)
                                                   ----------------------
   NON OPERATING ITEMS
     Interest income                                     35            -
     Interest expense                                  (518)           -
     Other                                                -            -
     Amortization of goodwill                          (545)           -
                                                   ----------------------
                                                     (1,028)           -
                                                   ----------------------
   LOSS BEFORE PROVISION FOR
     INCOME TAXES                                    (2,015)      (1,081)

   INCOME TAXES PROVISION                               672            -
                                                   ----------------------
   NET LOSS FOR THE PERIOD                           (2,687)      (1,081)

   DEFICIT, BEGINNING OF PERIOD                      (5,461)      (2,093)
                                                   ----------------------
   DEFICIT, END OF PERIOD                           $(8,148)     $(3,984)
   ======================================================================

   LOSS PER SHARE                                   $ (0.11)     $ (0.06)
                                                   ======================


                          TURBODYNE TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS OF CANADIAN DOLLARS)
                     (UNAUDITED - PREPARED BY MANAGEMENT)

                                                    6 Months     6 Months
                                                  Ended June   Ended June
                                                    30, 1997     30, 1996
  ------------------------------------------------------------------------
   OPERATING ACTIVITIES
     Loss for the period                            $(2,687)     $(1,081)
     Add non cash items
       Amortization of goodwill                         545            -
       Depreciation                                   1,248            7
                                                   ----------------------
                                                       (894)      (1,074)
     Change in non cash working capital items        (4,055)         167
                                                   ----------------------
                                                     (4,949)        (907)
                                                   ----------------------
   FINANCING ACTIVITIES
     Proceeds from debt obligations                   6,551          129
     Repayment of debt obligations                   (1,125)        (228)
     Issue of common shares                           5,078        6,121
     Shares subscriptions received                      154            -
                                                   ----------------------
                                                     10,658        6,022
                                                   ----------------------
   INVESTING ACTIVITIES
     Capital assets (net of depreciation allocated
       to product development costs                  (4,536)        (722)
     Product development costs                       (4,228)      (1,816)
     Deferred acquisition costs                           -         (486)
     Other                                             (189)           -
                                                   ----------------------
                                                     (8,953)      (3,024)
                                                   ----------------------
   NET (DECREASE) INCREASE IN CASH                   (3,244)       2,091

   CASH, BEGINNING OF PERIOD                          4,304          309
                                                   ----------------------
   CASH, END OF PERIOD                              $ 1,060      $ 2,400
   =======================================================================


                                    FORM 61

                               QUARTERLY REPORT



INCORPORATED AS PART OF     X    SCHEDULES B & C
                        ________


ISSUER DETAILS:

NAME OF ISSUER:               TURBODYNE TECHNOLOGIES INC.

ISSUER ADDRESS:               #510 - 1090 West Pender Street
                              Vancouver, B.C.
                              V6E 2N7

CONTACT PERSON:               Leon E. Nowek

CONTACT'S POSITION:           Director/C.F.O.

CONTACT TELEPHONE NUMBER:     682-8854

FOR QUARTER ENDED:            June 30, 1997

DATE OF REPORT:               September 3, 1997


                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B AND C.


LEON E. NOWEK            LEON E. NOWEK                 97/09/03
----------------------------------------------------------------------------
NAME OF DIRECTOR         SIGN (TYPED)             DATE SIGNED (YY/MM/DD)



EUGENE A. HODGSON        EUGENE A. HODGSON             97/09/03
----------------------------------------------------------------------------
NAME OF DIRECTOR         SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

                                                                 SCHEDULE B
                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1997


1.   For the current fiscal year-to-date:

     Supplementary schedules  -    Consolidated Schedule of Deferred Product
                                   Development Costs
                              -    Consolidated Schedule of Operating Costs

     (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

          Project management fees                 $  247,122
          Consulting fees                         $  397,974
          Rent (Ensenada facility)                $  123,600

a.  The following amounts are due from related parties:

          Advances receivable from directors,
            interest free and payable on demand   $  62,969

1.   For the quarter under review:

     (a)  Summary of securities issued during the second quarter:

          Common Shares:


                                                                Type of
   Date    Type of Issue          #      Price     Gross      Consideration
   ------------------------------------------------------------------------
   Apr-97  Options exercised     1,400   7.13      9,982.00      Cash
   May-97  Options exercised   135,000   4.20    567,000.00      Cash
   May-97  Options exercised    15,000   4.75     71,250.00      Cash
   May-97  Options exercised    16,000   4.66     74,560.00      Cash
   Jun-97  Options exercised     5,000   4.75     23,750.00      Cash
   Jun-97  Options exercised   238,500   4.66  1,111,410.00      Cash
*  Jun-97  Special Warrants
             converted         112,000                 0.00      Conversion
   Jun-97  Warrants exercised   80,000   5.50    440,000.00      Cash
                               -------         ------------

   TOTAL ISSUED                602,900         2,297,952.00
                               =======         ============


*  note:
   Company's prospectus dated June 24, 1997 to qualify the Series "A" Special Warrants was receipted effective June 27, 1997.
   112,000 Series "A" Special Warrant holders tendered their warrants for conversion before the June 30 month-end and the July 2, 1997 automatic conversion date. The remaining Series "A" Special Warrants were converted on July 2, 1997.

                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1997

1.   (Continued)

     a.   Summary of options granted during the quarter:

          Date                     Shares    Price     Expiry
          ---------------------------------------------------
                    None


1.   As at the end of the quarter:

     a.   Issued and outstanding:

          Authorized:
               100,000,000 Common shares without par value
               100,000,000 Class A preference shares without par value (none issued)
               100,000,000 Class B preference shares without par value (none issued)

          Issued and Outstanding Common Shares:

                                                  June 30, 1997
                                             -------------------------
                                              Number
                                             of Shares           Amount
                                             --------------------------
          Balance, beginning of the period   23,580,098     $ 30,438,092

          Issued for cash
            Private Placements (net of
              share issue costs and
              finders fees of $ nil
              (1996 - $164,060)                    -                -
            Exercise of Warrants                377,014        2,241,680
            Exercise of incentive stock
              options                           677,000        2,972,995

          Conversion of Series "A" Special
            Warrants (net of share issue
            costs $137,492)                     112,000          350,600
                                             ---------------------------
          Balance, end of the period         24,746,112     $ 36,003,367
                                             ===========================



     (a)  Summary of warrants outstanding:


                                        Exercised subsequent to June 30/97
                              Exercise  ----------------------------------
     #    Expiry Date           Price           #            Gross
  ------------------------------------------------------------------------
  33,333  September 3, 1998     9.50            -              -
  32,000  July 2, 1997          5.50         32,000         176,000
  ------
  65,333
  ======


                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1997


1.   (b)  (Continued)

     Summary of options outstanding:


                                        Exercised subsequent to June 30/97
                              Exercise  ----------------------------------
     #    Expiry Date           Price           #            Gross
--------------------------------------------------------------------------
  230,000 August 17, 1997       4.75         15,000         71,250
  182,500 December 27, 1997     4.66            -              -
  431,000 February 27, 1998     7.13          1,400          9,982
  475,000 September 3, 1998     9.00            -              -
  305,000 September 12, 1998    9.00            -              -
  480,000 January 6, 1999       9.85            -              -
1,511,500 March 2, 2002         6.25            -              -
---------

3,615,000
=========



     Summary of Series "A" special warrants outstanding:


                                        Exercised subsequent to June 30/97
                              Exercise  ----------------------------------
     #    Expiry Date           Price           #            Gross
--------------------------------------------------------------------------
4,013,000 July 2, 1997          5.50              625,000        3,437,500



     Subsequent to June 30, 1997 the remaining Series "A" special warrants were converted into one common share and one ordinary share purchase warrant. 625,000 ordinary share purchase warrants were exercised and the remainder expired.


     Summary of Series "C" special warrants outstanding:


                                        Exercised subsequent to June 30/97
                              Exercise  ----------------------------------
     #    Expiry Date           Price           #            Gross
--------------------------------------------------------------------------
500,000   December 7, 1997      9.50            -                -



     (c)  Total number of shares held in escrow:       4,150,000
          Total number of shares subject to pooling       nil

                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1997


1.   (Continued)

     (d)  List of directors:

               Edward M. Hallmi
               Daniel Geronazzo
               Leon E. Nowek
               Wendell R. Anderson
               Eugene A. Hodgson
               Robert  F. Taylor
               Dr. S.K. Durairaj
               Bruno Steinhauser (appointed July 8, 1997)

                                                  SUPPLEMENTARY SCHEDULE 1


                          TURBODYNE TECHNOLOGIES INC.

                  CONSOLIDATED SCHEDULE OF OPERATING EXPENSES
                     (UNAUDITED - PREPARED BY MANAGEMENT)

                                                       6 Months    6 Months
                                                      Ended June  Ended June
                                                       30, 1997    30, 1997
------------------------------------------------------------------------------
Advertising and  trade shows                         $   405,000  $   26,689
Bad debts                                                115,000        -
Bank charges, interest and exchange, net                  40,000       4,401
Consulting  fees                                       1,285,000      93,612
Customs                                                   73,000        -
Depreciation                                             213,000       7,560
Finder's fees                                               -           -
Filing and transfer fees                                  46,000      35,871
Fiscal agency fees                                       179,000      82,350
Insurance                                                270,000        -
Investor relations                                       291,000      57,822
Management fees                                             -         15,000
Occupancy                                                190,000      38,000
Office administration and sundry                         556,000     139,041
Printing                                                  51,000      16,549
Professional fees                                        626,000     186,724
Salaries and employee benefits                         1,938,000     212,512
Telephone                                                111,000      24,590
Travel and business development                          690,000     140,686
                                                     -----------------------
Total Operating  Expenses                             $7,079,000  $1,081,407
============================================================================


                                                    SUPPLEMENTARY SCHEDULE 2

                          TURBODYNE TECHNOLOGIES INC.

          CONSOLIDATED SCHEDULE OF DEFERRED PRODUCT DEVELOPMENT COSTS
                     (UNAUDITED - PREPARED BY MANAGEMENT)

                                                     6 Months      6 Months
                                                    Ended June    Ended June
                                                     30, 1997      30, 1997
------------------------------------------------------------------------------
Project consulting                                  $   60,048   $   131,982
Depreciation of equipment used in development          103,750        64,915
Project management fees                                249,252        41,007
Office expenses related to project space               117,788        78,829
Project space rent and occupancy costs                 124,123       112,736
Project development (testing R&D, evaluations)       2,144,997       557,564
Project staff salaries and benefits                  1,422,708       733,521
Telephone and fax                                       55,308        12,696
Travel related to product testing and evaluation        54,520        24,327
                                                   -----------   -----------
Deferred Product Development Costs for the period    4,332,494     1,757,577

PRODUCT DEVELOPMENT COSTS, BEGINNING OF PERIOD       8,705,373     3,770,883
                                                   -----------  ------------
PRODUCT DEVELOPMENT COSTS, END OF PERIOD           $13,037,867   $ 5,528,460
============================================================================


                                                                  Schedule C
                          TURBODYNE TECHNOLOGIES INC.

                             MANAGEMENT DISCUSSION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1997
                     (ALL REFERENCES IN CANADIAN DOLLARS)


Please find enclosed our consolidated financial results for the second quarter 1997. The Company's operating financial results and business activities continue to proceed according to our business plan.

TURBODYNE BUSINESS

Final design of the 2500 series Turbopac was completed and limited production has commenced. These units will be used for testing purposes initially. Final testing of the 2500 Turbopac along with a catalyst at Southwest Research Laboratories was completed very successfully. The EPA's standard of 0.1 grams per brake horsepower hour for its Urban Bus Retrofit Program was met thereby qualifying the Turbopac kit as the first air enhancement system to meet this rigid standard. The Company has now applied jointly with Detroit Diesel for certification of this kit, which is expected by October.

The Company was pleased to have successfully completed performance evaluations of its specially designed high-speed fan modules that will be inserted into the heating system line of a large European furnace manufacturer. The supply contract calls for an initial order of 200,000 units for delivery in 1998. Delivery dates are still to be finalized.

During the quarter, the Company appointed Burston Marseller as its communications consultant and feels that its worldwide networks will greatly enhance Turbodyne's international status. At June 30, 1997, the Company maintained 3 individuals, in-house, for investor relations services at a combined cost of $13,500 per month for no fixed term.

During the quarter, the Company expended $2,727,000 on project development costs related to the development and commercialization of the 1200, 2200, 2500 and 3000 series Turbopac products. To date the Company has expended a cumulative of $13,037,000 on product development costs.

Travel costs to Europe in conjunction with the Heating System program, 3K and EASDAQ discussions were also higher than anticipated.

The working capital of the Company at June 30, 1997 is a positive $11,253,000.

No additional stock options were granted during the quarter.

On June 27, 1997 the Company's prospectus to qualify its Series "A" Special Warrants was receipted by the B.C. Securities Commission, the Manitoba Securities Commission and the Ontario Securities Commission. The prospectus qualified the issuance of 4,125,000 common shares and 4,125,000 share purchase warrants by July 2, 1997. Prior to June 30th, 112,000 Series "A" Special Warrant unit holders converted their special warrants into common shares and share purchase warrants. The remaining 4,013,000 Special Warrants were converted on July 2, 1997.

                          TURBODYNE TECHNOLOGIES INC.

                             MANAGEMENT DISCUSSION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1997
                     (ALL REFERENCES IN CANADIAN DOLLARS)


The Company has entered into a private placement engagement agreement with a New York and London based Investment Firm for the placement of convertible preference shares. The private placement is to raise $5,000,000 U.S. and will be issued at a price equal to 110% of the common share market price at the date of closing.


PACIFIC BAJA BUSINESS

The financial results for Pacific Baja Light Metals Holding Corp. have been consolidated in the results of the Company for the 6 months ended June 30, 1997. This U.S. based subsidiary was acquired on July 2, 1996, hence, the Company's June 30, 1996 comparative figures would not reflect the Pacific Baja operations.

Pacific Baja's sales of $27,688,000 for the first six months have been very strong and better than budgeted. This reflects the new Navistar machining business now coming on stream.

The gross margin percentage of 22.0% was slightly lower than budgeted (25.0%). The decrease was due to increased start-up costs related to the Navistar machining work, increased training for the new labour force hired and higher than expected scrapping and recasting of new product lines to obtain the necessary quality levels.

It is expected that these problems will be minimized by the third quarter as the expanded work force and production line becomes familiar with the new product lines.


SUBSEQUENT EVENTS

Effective July 18, 1997, the Company formally delisted its shares from trading on the Vancouver Stock Exchange. While the Vancouver exchange successfully provided the Company with the public launch of its shares, the ongoing emphasis on the United States necessitated a NASDAQ emphasis. In addition due to increased European business opportunities, the Company listed on EASDAQ July 30, 1997 where the Company's shares commenced trading under the symbol "TRBD".

The Company has submitted a proposal to its Series "C" Special Warrant unit holders offering to reduce the exercise price of the ordinary warrants to be issued on deemed exercise of the Series "C" Special Warrants from $9.50 (CDN) per share to $4.50 (U.S.) per share in exchange for the unit holder waiving the Company's obligation to qualify the issuance of shares. In addition, the Company has agreed to extend the exercise date of the Series "C" Special Warrants and Series "C" ordinary Warrants. For holders resident in jurisdictions other than Ontario, the expiry date will be December 31, 1997.
In the case of holders resident in Ontario, the expiry date will be June 30, 1998.